Chardan Capital Markets, LLC
17 State Street, Suite 2100
New York, New York 10004

August 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Chardan NexTech Acquisition 2 Corp.
Registration Statement on Form S-1, as amended
Filed August 5, 2021
File No. 333-254010

Dear Ms. Virginio:

In connection with the Registration Statement on Form S-1 of Chardan NexTech Acquisition 2 Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, August 10, 2021, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 379 copies of the Preliminary Prospectus dated August 5, 2021 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Partner